Exhibit (a)(5)(C)

For Immediate Release

CONTACTS:

Tony Rossi

Financial Profiles

trossi@finprofiles.com

Simon Coope

MacKenzie Partners, Inc.

(212) 929-5085

scoope@mackenziepartners.com

STEEL EXCEL INC. COMPLETES TENDER OFFER FOR SHARES OF IGO, INC.

SCOTTSDALE, Ariz., and WHITE PLAINS, N.Y., AUGUST 23, 2013 – Steel Excel Inc. (Other OTC: SXCL) (“Steel”) and iGO, Inc. (NASDAQ: IGOI) (the “Company”) today announced that Steel has successfully completed its previously announced tender offer for up to 1,316,866 of the outstanding shares of common stock of the Company for $3.95 per share, net to the seller in cash without interest and less any applicable withholding taxes.

The tender offer expired at 5:00 p.m. (New York City time) on Thursday, August 22, 2013. Computershare Trust Company, N.A., the depositary for the tender offer, has advised that, as of the expiration of the tender offer, 2,075,007 shares of the Company’s common stock (including 16,716 shares subject to notices of guaranteed delivery) were validly tendered and not properly withdrawn pursuant to the tender offer, representing approximately 69.3% of the outstanding shares of the Company’s common stock on a fully diluted basis, as of July 11, 2013. The aggregate number of shares of the Company’s common stock validly tendered and not properly withdrawn pursuant to the tender offer satisfies the condition to the tender offer that at least 897,864 outstanding shares of the Company’s common stock be validly tendered and not properly withdrawn prior to the expiration of the tender offer. Accordingly, Steel has accepted for payment 1,316,866 shares of the Company’s common stock validly tendered and not properly withdrawn pursuant to the tender offer.

The number of shares of the Company’s common stock validly tendered and not properly withdrawn pursuant to the tender offer exceeded the maximum tender amount of 1,316,866 shares.  Because the tender offer was oversubscribed, the number of shares of the Company’s common stock that Steel accepted for purchase from each of the tendering stockholders will be prorated.  The estimated proration factor is approximately 63.5% of the shares of the Company’s common stock tendered (including shares tendered in accordance with the guaranteed delivery procedures). The proration factor limits Steel’s purchase to 44.0% of the shares of the Company’s common stock outstanding as of July 11, 2013 on a fully diluted basis, in accordance with the terms of the tender offer.

The number of shares of the Company’s common stock validly tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures) and the estimated proration factor are subject to verification by the depositary. The final number of shares of the Company’s common stock validly tendered and not properly withdrawn and the final proration factor will be announced following completion of the depositary’s verification process. Payment for shares of the Company’s common stock accepted for payment by Steel, based on a final proration factor to be provided by the depositary, and adjustments to avoid purchases of fractional shares of the Company’s common stock, will be made promptly upon determination of the final proration factor in accordance with the terms of the tender offer. All shares of the Company’s common stock tendered but not accepted for payment in the tender offer will be returned to the tendering stockholders.

Upon its payment for the tendered shares, Steel will own approximately 44.0% of the Company’s outstanding shares of common stock on a fully diluted basis.

About iGO, Inc.

iGO, Inc. offers a full line of innovative accessories for almost every mobile electronic device on the market.  Whether consumers want to power, protect, listen to, share, cool, hold or connect to their devices, iGO has the accessories they need.

iGO’s products are available at www.igo.com as well as through leading resellers and retailers. For additional information call 480-596-0061, or visit www.igo.com.

iGO is a registered trademark of iGO, Inc. All other trademarks or registered trademarks are the property of their respective owners.

About Steel Excel Inc.

Steel Excel Inc., through its two business segments, Steel Energy Ltd. and Steel Sports Inc., is committed to acquiring, strengthening and growing profitable businesses. Steel Energy provides well servicing, workover and other services to the oil and gas industry. Steel Sports is a network of branded participatory and experience-based businesses engaged in sports, training, entertainment and consumer lifestyle. More information is available at Steel Excel’s website: www.steelexcel.com.

Forward-looking statements

Certain statements made in this press release are “forward-looking statements.” Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as “believes”, “expects”, “may”, “should”, “intend” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.  These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from iGO, Inc.’s or Steel Excel Inc.’s expectations and projections. Risks and uncertainties include, among other things, the ability to effect the transactions on a timely basis or at all, business effects, including effects of industry, economic or political conditions outside either company’s control, as well as other cautionary statements contained in iGO, Inc.’s periodic reports filed with the Securities and Exchange Commission, including in its Annual Report on Form 10-K for the year ended December 31, 2012, and in Steel Excel Inc.’s periodic reports filed with the Securities and Exchange Commission, including in its Annual Report on Form 10-K for the year ended December 31, 2012. Neither iGO, Inc. nor Steel Excel Inc. undertakes to update the disclosures made herein, and you are urged to read their respective filings with the Securities and Exchange Commission.

# # #